UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-14518
SCOR Holding (Switzerland) Ltd.
(Exact name of registrant as specified in its charter)
General Guisan-Quai 26
CH-8002 Zurich
Switzerland
Telephone number: + 41 44 639 9471

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half
(1/2) of one registered share, nominal value CHF 5 per share
Registered shares, nominal value CHF 5 per share
8.25% Guaranteed Subordinated Notes due 2032 issued by Converium Finance S.A.
Subordinated Guarantee of Subordinated Notes

(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provisions(s) relied upon to terminate the duty to file reports under the Securities Act of 1934:

Rule 12h-6(a)	☑	Rule 12h-6(c)	☑

Rule 12h-6(d)	☐	Rule 12h-6(i)	☐

PART I
Item 1. Exchange Act Reporting History
     A. SCOR Holding (Switzerland) Ltd. (formerly Converium Holding AG) first became subject to reporting obligations under Section 13(a) of the Exchange Act on December 11, 2001 with the registration of its registered shares (“Registered Shares”) and American Depositary Shares representing Registered Shares (“ADSs”), represented by American Depositary Receipts, under section 12(b) of the Securities Exchange Act of 1934 in connection with the listing on the New York Stock Exchange of SCOR Holding (Switzerland) Ltd.’s ADSs.
     B. SCOR Holding (Switzerland) Ltd. has filed or submitted all reports required under section 13(a) of the Exchange Act and corresponding Securities and Exchange Commission (“SEC”) rules for the 12 months preceding the filing of this form. SCOR Holding (Switzerland) Ltd. has filed at least one annual report under section 13(a) of the Exchange Act.
Item 2. Recent United States Market Activity
     SCOR Holding (Switzerland) Ltd.’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 on December 20, 2002.
Item 3. Foreign Listing and Primary Trading Market
     A. SCOR Holding (Switzerland) Ltd. maintains a listing of the Registered Shares on the SWX Swiss Exchange in Switzerland, which constitutes the primary trading market for the Registered Shares. The ADSs are not listed on any exchange outside the United States.
     B. The Registered Shares were initially listed on the SWX Swiss Exchange on December 11, 2001. SCOR Holding (Switzerland) Ltd. has maintained a listing of the Registered Shares on the SWX Swiss Exchange for at least the 12 months preceding the filing of this form.
     C. The percentage of trading in the Registered Shares that occurred in Switzerland as of the 12-month period ending December 11, 2007 is 97.17%.
Item 4. Comparative Trading Volume Data
     A. The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is December 12, 2006, and the last date of such period is December 11, 2007.
     B. The average daily trading volume of the Registered Shares and ADSs (expressed in terms of the underlying Registered Shares) in the United States and worldwide for the period described in Item 4.A is set forth in the following table:

	United States	Worldwide
Traded as Registered Shares	13,919	271,483,250
Traded as ADSs (share equivalent)	7,304,724	7,314,817
TOTAL	7,318,643	278,798,067
     C. The average daily trading volume of the Registered Shares and the ADSs (when expressed in terms of the underlying Registered Shares) in the United States as a percentage of the average daily trading volume of the Registered Shares and the ADSs (when expressed in terms of the underlying Registered Shares) worldwide for the period described in Item 4.A was 2.63%.
     D. The ADSs have not been delisted from a national securities exchange or inter-dealer quotation system in the United States. SCOR Holding (Switzerland) Ltd. filed a Form 25 to voluntarily withdraw the Registered Shares and ADSs from listing on the New York Stock Exchange and registration under section 12(b) of the Exchange Act on December 26, 2007.
     E. SCOR Holding (Switzerland) Ltd. has not terminated a sponsored ADR facility regarding the Registered Shares.
     F. The source of the trading volume information used for determining whether SCOR Holding (Switzerland) Ltd. meets the requirements of Rule 12h-6 is Bloomberg.
Item 5. Alternative Record Holder Information
     Not applicable.
Item 6. Debt Securities
     As of December 26, 2007, there are no record holders of the 8.25% Guaranteed Subordinated Notes due 2032. On December 24, 2007, Converium Finance S.A., a société anonyme incorporated under the laws of Luxembourg and a wholly-owned subsidiary of SCOR Holding (Switzerland) Ltd., redeemed all the outstanding notes (and thus released SCOR Holding (Switzerland) Ltd.’s subordinated guarantee of the notes).
Item 7. Notice Requirement
     A. SCOR Holding (Switzerland) Ltd. issued a press release on December 14, 2007 disclosing its intent to terminate its duty to file reports under section 13(a) of the Exchange Act. SCOR Holding (Switzerland) Ltd. furnished the press release to the SEC under cover of Form 6-K on that date.
     B. SCOR Holding (Switzerland) Ltd. disseminated the press release in the United States via Hugin on December 14, 2007.

Item 8. Prior Form 15 Filers
     Not applicable.
PART II
Item 9. Rule 12g3-2(b) Exemption
     SCOR Holding (Switzerland) Ltd. will publish the information required under Rule 12g3-2(b)(l)(iii) on the “Investor Relations” pages of its web site, http://www.scor-holding-switzerland.ch.
PART III
Item 10. Exhibits
     None.
Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
     (1) The average daily trading volume of its subject class of securities in the United States during the 12-month period specified in Item 4.A exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
     (2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h- 6(a)(4)(ii) or Rule 12h-6(c); or
     (3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, SCOR Holding (Switzerland) Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, SCOR Holding (Switzerland) Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/ Benjamin Gentsch

Name:	Benjamin Gentsch
Title:	Chief Executive Officer

Date:	18.12.2007

By:	/s/ Christian Felderer

Name:	Christian Felderer
Title:	General Counsel

Date:	18.12.2007

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